

Mail Stop 3720

January 11, 2010

Via U.S. Mail and Facsimile: (888) 985-8881
Mr. R. Gale Sellers
Chief Executive Officer
Vu1 Corporation
557 Roy St., Suite 125
Seattle, Washington 98109

      RE: Vu1 Corporation
              Form 10-K for fiscal year ended December 31, 2008
              Filed March 31, 2009
              File No. 000-21864

Dear Mr. Sellers:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                        Sincerely,

                        /s/Larry Spirgel
                        Assistant Director